

May 27, 2021

Kevin E. Hartz
Chief Executive Officer
one
16 Funston Avenue, Suite A
The Presidio of San Francisco
San Francisco, CA 94129

      Re: one
          Amendment No. 1 to Registration Statement on Form S-4
          Filed May 14, 2021
          File No. 333-254973

Dear Mr. Hartz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to comments in our April 29, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

Questions and Answers for Shareholders of AONE
Q: What are the U.S. federal income tax consequences of the Domestication?, page xix

1.   We note the revisions made in response to prior comments 1 and 5. We also note that you continue to disclose that you intend for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. To the extent you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here to begin with a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the Domestication fails to qualify as a 368(a)(1)(F) reorganization.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Andrew P. Alin, Esq.